UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Supplemental Schedule - Page 14	Page 1 of 14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Emerson Electric Co. Employee Savings Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2018 and 2019, the related statements of changes in net assets available for benefits for the years ended September 30, 2018 and 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2018 and 2019, and the changes in net assets available for benefits for the years ended September 30, 2018 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan's auditor; however, we are aware that we have served as the Plan's auditor since at least 1981.

St. Louis, Missouri
February 17, 2020

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30
	2018	2019

Plan Interest in Master Trust (Note 8), at fair value	$3,138,389,682	3,106,122,128
Employer contributions receivable	2,755,406	4,048,790
Participant contributions receivable	3,389,975	3,758,953
Loans receivable from participants in Master Trust	18,128,288	19,331,414

Net assets available for benefits	$3,162,663,351	3,133,261,285

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2018	2019

Plan interest in Master Trust investment income, net (Note 8)	$339,664,494	24,175,073
Interest income on loans receivable from participants	775,425	954,833
Transfers from other plans, net (Note 4)	128,323,628	1,417,969
Participant contributions	98,912,973	113,310,326
Rollover contributions	17,445,217	17,543,390
Employer contributions	47,591,286	45,313,095
Benefits paid to participants	(198,681,645)	(232,116,752)
Increase (decrease) in net assets available for benefits	434,031,378	(29,402,066)

Net assets available for benefits, beginning of year	2,728,631,973	3,162,663,351

Net assets available for benefits, end of year	$3,162,663,351	3,133,261,285

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(1) DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any non-excludable employee of a Company business unit which participates in the Plan is eligible to participate. The Management Review Committee is responsible for oversight and administrative responsibility for the investment management and funding of the Plan. At September 30, 2019, there were 16,147 employees participating in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan, while highly compensated employees may be subject to further limits. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees are automatically enrolled in the Plan, after 45 days with an initial employee contribution rate of 6% of pre-tax eligible compensation.  These automatic contributions are invested in an age appropriate Vanguard Target Retirement Trust, unless each such participant makes an election to affirmatively opt out in accordance with procedures established by the Company. On January 1, 2019, and at such other times as the Plan Administrator may elect, for participants who are not currently contributing, Emerson implemented an approach in which an automatic election of 3% of pre-tax income will be contributed and invested in an age appropriate Vanguard Target Retirement Trust, unless elected otherwise. In addition, participants have the ability to set an automatic annual increase of their elective deferrals.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Additionally, certain participants who are not eligible for or are no longer accruing benefits in the Company’s principal U.S. defined benefit plan also receive a nonelective Company contribution and increased match each year in the Plan. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $1,383,983 and $934,030 were used to reduce Employer contributions in 2019 and 2018, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $620,259 and $550,854 as of September 30, 2019 and 2018, respectively.
In September 2018, eligible U.S. Emerson employees received a one-time $1,000 contribution from the Company into their 401(k) account. Employees who met the following requirements were eligible: (1) be on a U.S. payroll as an active employee on August 1, 2018 and (2) be actively employed when the contribution was made. The $1,000 contribution will fully vest after 5 years of Emerson service (20% vested per year), with vesting credit for prior service.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions, the one-time $1,000 contribution, and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, any new matching contributions are fully vested. The nonelective Company contributions cliff vest after three years. All amounts fully vest upon attaining retirement age, or due to death, total and permanent disability, or termination of the Plan.
Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of six transfers may be made per quarter. No advance notice is required for transfers. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers.
For some participants, the Company’s matching contributions are invested according to the participant’s actual or default investment allocation for elective contributions. For other participants, the Company’s matching contributions are invested in the Emerson Common Stock Fund.  Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. The portion of participants’ total contribution allocated to the Emerson Common Stock Fund is limited to 20%. Additionally, participants are not able to complete investment exchanges or rollovers into the Emerson Common Stock Fund if the portion of their total account balance held in the Emerson Common Stock Fund exceeds 20%, or will after the transaction is completed.

Available mutual fund investments as of September 30, 2019 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Primecap Odyssey Aggressive Growth Fund, Vanguard U.S. Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; a fixed income index fund investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds, and the Vanguard Institutional 500 Index Trust; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2015 to 2065 and the Vanguard Target Retirement Income Trust; fixed income trusts investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust and the Vanguard Institutional Total Bond Market Index Trust.  Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Vanguard Morgan Growth Fund merged into the Vanguard U.S. Growth Fund on April 5, 2019. The merged funds will retain the latter name.

The Vanguard Mid-Cap Growth Fund was closed and eliminated from the Plan on June 26, 2018, with participant balances transferred to the Primecap Odyssey Aggressive Growth Fund.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Loans Receivable from Participants in Master Trust
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2019, which includes loans transferred from other plans and loans deemed distributed per ERISA, vary between 0.45% and 10.5%. Loans are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for Internal Revenue Service (IRS) Form 5500 reporting.
Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum. Partial distributions (up to one per quarter) are permitted with a minimum amount of $1,000. Participants may elect to receive lump sum distributions entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.
Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
Investment Valuation and Income Recognition
See Notes 8 and 9 regarding investments in the Master Trust.
Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Operating Expenses
Administrative expenses necessary for the operation and management of the Plan are shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3)	TAX STATUS
The IRS has determined, and informed the Company by a letter dated May 16, 2017, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2017 letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2019, there are no uncertain tax positions.

(4)	TRANSFERS TO OR FROM OTHER PLANS
During 2018, net assets of $86,046,647, $32,229,199 and $10,032,425 were transferred into the Plan due to the acquisitions of Valves & Controls, Paradigm and Cooper Atkins, respectively.

In 2019 and 2018, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5)	PARTIES-IN-INTEREST
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and the Emerson Common Stock Fund is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.

(6)	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2018	2019

Net Assets Available for Benefits per the financial statements	$3,162,663,351	3,133,261,285
Participant loans deemed distributed, end of year	(492,575)	(473,622)
Amount allocated to withdrawing participants	(335,871)	(14,140)

Net Assets Available for Benefits per IRS Form 5500	$3,161,834,905	3,132,773,523

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2018	2019

Benefits paid to participants per the financial statements	$198,681,645	232,116,752
Participant loans deemed distributed, end of year	492,575	473,622
Participant loans deemed distributed, beginning of year	(434,707)	(492,575)
Amount allocated to withdrawing participants, end of year	335,871	14,140
Amount allocated to withdrawing participants, beginning of year	(9,705)	(335,871)

Benefits paid to participants per IRS Form 5500	$199,065,679	231,776,068

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2019 and 2018.

(8)	MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, loans receivable from participants are included in the Master Trust. At September 30, 2019 and 2018, the Plan’s interest in the net assets of the Master Trust was approximately 60%. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Investments measured using the net asset value as a practical expedient (NAV) are primarily collective funds and trusts where the underlying securities have observable prices available from active markets. There are no redemption restrictions or unfunded commitments related to these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting.
The following table presents the fair values of all investments in the Master Trust.

	September 30
	2018	2019

Mutual funds	$1,259,388,122	1,166,724,512
Collective funds and trusts	3,115,560,645	3,247,873,402
Emerson Common Stock Fund	632,953,288	541,997,288
Money market funds	173,746,197	209,325,878

Total Master Trust investments at fair value	$5,181,648,252	5,165,921,080

Plan’s share of Master Trust investments at fair value	$3,138,389,682	3,106,122,128

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2018	2019

Net appreciation of investments	527,608,807	64,974,236
Interest, net of fees	2,098,305	4,774,311

Total Master Trust investment income	$529,707,112	69,748,547

Plan’s share of Master Trust investment income	$339,664,494	24,175,073

(9)	FAIR VALUE MEASUREMENTS
Under ASC 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. Investments valued based on the net asset value practical expedient are excluded from the fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2019
	Level 1	Measured at NAV	Total

Mutual funds	$1,166,724,512	—	1,166,724,512
Collective funds and trusts	—	3,247,873,402	3,247,873,402
Emerson Common Stock Fund	541,997,288	—	541,997,288
Money market funds	209,325,878	—	209,325,878

Total	$1,918,047,678	3,247,873,402	5,165,921,080

	September 30, 2018
	Level 1	Measured at NAV	Total

Mutual funds	$1,259,388,122	—	1,259,388,122
Collective funds and trusts	—	3,115,560,645	3,115,560,645
Emerson Common Stock Fund	632,953,288	—	632,953,288
Money market funds	173,746,197	—	173,746,197

Total	$2,066,087,607	3,115,560,645	5,181,648,252

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(10)	SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through February 17, 2020, the date the financial statements were available to be issued.

EXHIBITS
(a) Exhibits (Listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by:	/s/ Michael J. Baughman
Michael J. Baughman, on behalf of the
Management Review Committee
Date: February 17, 2020

Supplemental Schedule
EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2019

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 0.45% - 7.00%**		$18,857,792

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.